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                             October 10, 2023

       Vaishali S. Bhatia, Esq.
       Executive Vice President, General Counsel and Secretary
       HF Sinclair Corporation
       2828 N. Harwood, Suite 1300
       Dallas, Texas 75201

                                                        Re: HF Sinclair
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed on September
22, 2023
                                                            File No. 333-274655
                                                            Holly Energy
Partners, L.P.
                                                            Schedule 13E-3
filed by Holly Energy Partners, L.P., HF Sinclair Corporation,
                                                            Holly Logistic
Services, L.L.C., HEP Logistics Holdings, L.P. et. al
                                                            File No. 005-80393

       Dear Vaishali S. Bhatia:

              We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       All comments below refer to disclosure found in the joint proxy statement/prospectus incorporated by reference into the Schedule 13E-3.

       Schedule 13E-3 filed by Holly Energy Partners, L.P. and Registration Statement on Form S-4
       filed by HF Sinclair Corporation

       General

   1.                                                   Disclosure indicates
that the GP Board and the Parent Entities believe that the Merger is both substantively and
procedurally fair to    HEP Unaffiliated Unitholders.    Please note
                                                        that the staff
considers officers and directors of HEP to be affiliates when considering whether such reference
is sufficiently specific to satisfy Item 1014(a) of Regulation M-A.
                                                        Please refer to the
definition of    affiliate    in Exchange Act Rule 13e-3(a)(1). Please
 Vaishali S. Bhatia, Esq.
FirstName
HF SinclairLastNameVaishali   S. Bhatia, Esq.
            Corporation
Comapany
October  10,NameHF
             2023    Sinclair Corporation
October
Page 2 10, 2023 Page 2
FirstName LastName
         advise whether the phrase    HEP Unaffiliated Unitholders    applies
to any other directors
         and officers of HEP who are not affiliated with HF Sinclair, Holdco, HLH, the General
         Partner and their respective affiliates. Disclosure regarding the
Board   s fairness
         determination with respect to the phrase    HEP Unaffiliated
Unitholders,    as opposed to
         unaffiliated holders of HEP Common Units, may not necessarily satisfy
Item 8 of
         Schedule 13E-3. Refer to Item 1014(a) of Regulation M-A.
2.       Please include a form of HEP   s and HF Sinclair   s proxy cards in
the next amendment.
Prior Stock Purchases, page 34

3. Disclosure in this section sets forth information about HEP Common Units purchased by
         HEP during the past two years and by the other filing persons in the last 60 days. Please revise to provide the disclosure described in Item 1002(f) of Regulation M-A. See Item 2 of Schedule 13E-3.
Cautionary Statement Regarding Forward-Looking Statements, page 36

4.       Disclosure states that    [t]he statements contained or incorporated
by reference in this joint
         proxy statement/prospectus relating to matters that are not historical facts are 'forward-
         looking statements' (as defined under federal securities laws)
The safe harbor
         provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act
         Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation
         Finance   s Compliance and Disclosure Interpretations for Going
Private Transactions,
         Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please amend the proxy statement/prospectus to remove any reference to such safe harbor provisions.
         Please also refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.
Background of the Merger, page 42

5.       Refer to the following disclosure:

                the last paragraph on page 43 indicating that on May 3, 2023, the HF Sinclair Board
              held a special meeting   and received presentations from
representatives of HF
              Sinclair management and Barclays on the potential transaction
and    [f]ollowing the
              HF Sinclair Board meeting, the HF Sinclair Conflicts Committee
held a meeting    and
                 the HF Sinclair Conflicts Committee reviewed and discussed financial analyses prepared by HF Sinclair management and Barclays regarding the potential terms of a proposal;
                the last paragraph on page 45 indicating that on June 12, 2023, HF Sinclair management held a meeting with members of the HEP Conflicts
Committee    and
                 [d]uring the meeting   representatives of Barclays, delivered
a presentation to the
              HEP Conflicts Committee regarding the Proposed Transaction; Vaishali S. Bhatia, Esq.
FirstName
HF SinclairLastNameVaishali   S. Bhatia, Esq.
            Corporation
Comapany
October  10,NameHF
             2023    Sinclair Corporation
October
Page 3 10, 2023 Page 3
FirstName LastName
                the last paragraph on page 46 indicating that on July 21, 2023 Barclays reviewed with the HF Sinclair Conflicts Committee additional materials regarding a potential counterproposal in response to the First HEP Committee Counterproposal;
                 the last paragraph on page 47 indicating that on August 1,
2023       Barclays
              presented certain updated financial analyses   ;    and
                the first paragraph on page 49 indicating that       Barclays
presented certain updated
              materials

         Each presentation, discussion, or report held with or presented by Barclays, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by
         Barclays during the HF Sinclair Conflicts Committee   s evaluation of
the transaction, to
         the extent not already disclosed, and file any written materials as exhibits to the Schedule
         13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Refer
         to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).
Position of HF Sinclair, Holdco and Merger Sub as to the Fairness of the Merger, page 51

6. The second full paragraph on page 52 indicates that in making their determination of fairness, the Parent Entities "considered" the "factors considered by, and findings of, the
         HEP Conflicts Committee and the GP Board." To the extent that Parent Entities intend to
         rely on the HEP Conflicts Committee   s and GP Board   s analyses as
opposed to providing
         their own analysis that satisfies the disclosure described in Item 1014(b) of Regulation M-
         A, the Parent Entities must expressly adopt such discussion. See Question and Answer
         No. 20 in Exchange Act Release 17719 (April 13, 1981). Please revise accordingly.
Recommendation of the HEP Conflicts Committee and the GP Board and the Reasons for their
Recommendations, page 56

7. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant
         to each filing person   s fairness determination and should be
discussed in reasonable
         detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13,
         1981). Please revise this section to include the factors in clauses
(vi) and (viii) of
         Instruction 2 to Item 1014 or explain why such factors were not deemed material or
         relevant to the GP Board   s fairness determination. If the procedural
safeguard in Item
         1014(c) was not considered, please explain why the GP Board believes that the Rule 13e-3 transaction is fair in the absence of such safeguard. Please also consider this comment with respect to the position of the Parent Entities as to the fairness of the Rule 13e-3 transaction to the extent they expressly adopt the analyses of the HEP Conflicts
         Committee and the GP Board.
Unaudited Projected Financial Information, page 62

8. Please revise the discussion to quantify the assumptions described in the first, second,
 Vaishali S. Bhatia, Esq.
HF Sinclair Corporation
October 10, 2023
Page 4
       fourth and sixth bullet points on page 63 and the two bullet points on page 64.
Summary of Barclays Discussion Material, page 68

9.     The disclosure indicates that the    following description of the
Barclays Discussion
       Materials is qualified in its entirety by reference to the relevant Barclays Discussion
       Materials included as an exhibit to the Schedule 13E-3       and that
[s]uch description
       does not purport to be complete       Please revise to remove the
implication that the
       summary is not complete. While you may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material provisions.
       You can direct investors to read the exhibit agreement for a more complete discussion.
Opinion of the Financial Advisor to the HEP Conflicts Committee, page 70

10.    Please confirm that the    projected financial data,       operation
projections,    and    forecasts
       referenced in the fourth, fifth and seventh bullet points, respectively, on page 71 are the
          Projections    disclosed on page 62. If not, please disclose such
information in the proxy
       statement/prospectus.
11. Please advise, with a view towards disclosure, whether the implied assumptions referenced in clauses (i) through (iii) in the last paragraph on page 71 are included in the assumptions to the Projections disclosed on pages 63 and 64 or are additional assumptions to the Projections that would assist Unitholders in evaluating Intrepid s fairness opinion and analyses.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                             Sincerely,
FirstName LastNameVaishali S. Bhatia, Esq.
                                                             Division of
Corporation Finance
Comapany NameHF Sinclair Corporation
                                                             Office of Mergers
& Acquisitions
October 10, 2023 Page 4
cc:       Katherine Terrell Frank
FirstName LastName